[Husch Blackwell LLP Letterhead]

April 24, 2018

VIA EDGAR

Securities and Exchange Commission
100 F Street, NE
Mail Stop 4720
Washington DC 20549

Attention: Mr. Edward P. Bartz

Re:	Tortoise Energy Infrastructure Corporation (the “Company”)
File Numbers 811-21462 and 333-209946

To the Commission:

On April 18, 2018, the Company filed with the Securities and Exchange Commission (the “Commission”) a post-effective amendment to its shelf Registration Statement on Form N-2 under the Securities Act of 1933 (the “Registration Statement”).  The Company received oral comments from Edward P. Bartz of the Staff of the Commission.  The following sets forth the comment of the Staff and the Company’s response to that comment.

The text of each comment has been included in this letter for your reference and the Company’s response is presented below each comment.

Prospectus

Prospectus Summary – Principal Investment Policies (page 3)

5.         Comment:         Please describe any maturity policy the Company has with respect to its investments in debt securities, or if, not please so state in the prospectus on page 3.

            Response:          As requested by the Staff, the Company will include disclosure on page 3 of the prospectus when it files its definitive materials on Form 497 confirming that is has no specific maturity policy at this time.

            As you are aware, the Company would like to have the Registration Statement declared effective as soon as possible and has filed its acceleration request simultaneous with this letter. Please feel free to contact the undersigned at 423-755-2662 or Steve Carman at 512-370-3451 should you have any questions or concerns.

Sincerely,

/s/ Rebecca C. Taylor

Rebecca C. Taylor

cc:	Steven F. Carman